For Immediate Release		NEWS RELEASE
TSX: PFN OTCQX: PAWEF Frankfurt: P7J	Toll Free 1.800.667.1870	www.pfncapital.com

Pacific North West Capital Corp. Options Glitter Lake Property, Quebec

May 2, 2012, Vancouver, BC – Pacific North West Capital Corp. (“PFN” or the “Company”) (TSX: “PFN”; OTCQX: PAWEF; Frankfurt: P7J) is pleased to announce that it has entered into an agreement with El Condor Minerals Inc. (“El Condor”) (TSX.V: LCO) to which El Condor has the option to earn a 100% interest in the Glitter Lake Property in the James Bay lowlands region of Quebec.

El Condor can earn a 100% interest in the Property by paying an initial $50,000 and issuing 350,000 common shares to PFN upon regulatory approval of the Agreement, by making additional cash payments totaling $100,000 and issuing an additional 650,000 common shares of El Condor to the Company on or before the second anniversary of the Agreement, and by maintaining the Glitter Lake Claims in good standing for the 2-year term of the Agreement.  A 2% net smelter return royalty has been granted to the Company, of which 1% may be purchased by El Condor for $1,000,000.  The Property is also subject to a pre-existing aggregate 2% royalty payable to various royalty holders. The Agreement is subject to regulatory approval.

About Pacific North West Capital Corp:

PFN is a mineral exploration company whose philosophy is to be a project generator, explorer and project operator in order to option/joint venture its projects through to production. PFN is focused on the discovery, exploration and development of PGM and nickel-copper sulphide deposits in geologically prospective regions in North America, particularly Canada. The Company’s key asset is its 100% owned River Valley PGM Project in the Sudbury region of northern Ontario. PFN also has PGM and nickel-copper projects and properties in northwest Ontario, Quebec, Saskatchewan, and Alaska, and an option to joint venture a base metal project in northwestern BC’s Golden Triangle region. The Company continues to evaluate PGM and nickel-copper properties and projects in North America for potential acquisition opportunities.

For further information, please visit PFN’s website at www.pfncapital.com or send requests to:

Harry Barr
Chairman & CEO
Pacific North West Capital Corp.
Tel: 604-685-1870
Email: hbarr@pfncapital.com

On behalf of the Board of Directors

Harry Barr
Chairman and CEO

Disclaimer: Neither the TSX nor its Regulation Services Provider accepts responsibility for the adequacy or accuracy of this release. Forward Looking Statements: Certain information presented, including discussions of future plans and operations, contains forward-looking statements involving substantial known and unknown risks and uncertainties. These forward-looking statements are subject to risk and uncertainty, many of which are beyond control of company management. These may include, but are not limited to the influence of general economic conditions, industry conditions, fluctuations of commodity prices and foreign exchange rate conditions, prices, rates, environmental risk, industry competition, availability of qualified staff and management, stock market volatility, timely and cost effective access to sufficient working capital or financing from internal and external sources. Actual results, performance, or achievements may differ materially from those expressed or implied by these forward looking statements.